Exhibit 21.1
Subsidiaries of the Registrant

Name of Entity	Jurisdiction
Bowhead Insurance Company, Inc.	Wisconsin
Bowhead Specialty Underwriters, Inc.	Delaware
Bowhead Underwriting Services, Inc.	Delaware